August 14, 2025

VIA EDGAR SUBMISSION

Division of Corporation Finance
Office of Energy & Transportation
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	Coeur Mining, Inc.
Form 10-Q for the Fiscal Quarter Ended March 31, 2025
Form 10-K for the Fiscal Year Ended December 31, 2024
Response dated July 11, 2025
File No. 001-08641

Dear Mr. Pawar and Ms. O'Brien:

Coeur Mining, Inc. (the “Company”) is in receipt of the comment letter dated August 5, 2025 (the “Letter”) from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission regarding the above-referenced filings.

On behalf of the Company, I hereby request that the Staff permit the Company to provide its response to the comments by September 3, 2025, which is ten business days after the initial deadline set forth in the Letter.

If you have any questions, please do not hesitate to contact our counsel at Gibson, Dunn & Crutcher LLP, Eric Scarazzo at (212) 351-2389.

Very truly yours,

/s/ Thomas S. Whelan
Thomas S. Whelan
Senior Vice President and Chief Financial Officer

cc:	Casey M. Nault, Senior Vice President, General Counsel and Secretary
Eric Scarazzo, Gibson, Dunn & Crutcher LLP

Coeur Mining, Inc. | 200 South Wacker Drive, Suite 2100 | Chicago, IL 60606| 312.489.5800 | www.coeur.com